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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K
             [X] Form 10-QSB  [ ] Form N-SAR

                        June 30, 1998
For Period Ended: ________________________

                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant
                    HOMECAPITAL INVESTMENT CORPORATION
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
                          8906 Wall Street, Suite 811
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City, State and Zip Code
                              Austin, Texas 78754
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                                    12b25-1

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, 10-QSB, or portion thereof will be filed on or
    |      before the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

On March 24, 1998, the Federal National Mortgage Association ("Fannie Mae") abruptly and unexpectedly terminated the Mortgage Selling and Servicing Contract with the Registrant's operating subsidiary, HomeOwners Mortgage & Equity, Inc. ("Home"). On April 6, 1998, the employment was terminated of the President and three (3) Executive Vice Presidents of Registrant and Home, including the chief financial officer and principal accounting officer of Registrant and Home. On May 4, 1998, Home filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. The remaining personnel of Registrant and Home have not been able to complete the financial statements and related financial data or otherwise provide a reasonable estimate of the impact of these events within the prescribed time for filing the Quartely Report on Form 10-QSB of the Registrant.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

           J. Rolfe Johnson              (713)                 621-2880
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?        See Exhibit A attached                 [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                      HOMECAPITAL INVESTMENT CORPORATION
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 14, 1998                 By    /s/   REBECCA F. BLANCHARD
    ------------------------------        --------------------------------------
                                          Rebecca F. Blanchard, Treasurer and
                                          Principal Accounting Officer


                                    12b25-3

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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).


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                      HOMECAPITAL INVESTMENT CORPORATION

                                   EXHIBIT A
                                      TO
                                  FORM 12B-25

Explanatory Comments regarding material changes in operating results:

     The Company expects to incur a pre-tax and net loss for the three months ended June 30, 1998, in as yet undetermined amounts. For the same period ended June 30, 1997, the Company reported net income of $210,352 or $.02 per share, diluted.

     The primary reason for the anticipated operating loss relates to the following nonrecurring events:

     On March 24, 1998, Fannie Mae terminated the Mortgage Selling and Servicing Contract for FHA Title I loans with Home. Additionally, Fannie Mae terminated its short-term warehouse facilities and its securities repurchase facilities with Home related to financing of Title I loans and mortgage-backed securities. Home began selling substantially all of its Title I loan production to Fannie Mae in June 1996. As part of the contract termination, the right to service the portfolio of Title I loans and mortgage-backed securities and receive the excess interest flow from these assets serviced was terminated by Fannie Mae, and Fannie Mae assumed control over the servicing and the related cash flow.

     The carrying value of this asset, which was included in the balance sheet caption, Interest-Only Strip Receivable, had a balance of approximately $12,356,000 at February 28, 1998, the month-end immediately preceding the date of termination of the Fannie Mae relationship. At March 31, 1998, the Company determined that the asset had been permanently impaired and charged the write-off of the asset against operations for the three and six month periods ended March 31, 1998.

     In conjunction with the Fannie Mae contract termination, the Company was also notified that Fannie Mae was requesting the repurchase by Home of certain multifamily loans previously sold to Fannie Mae that Fannie Mae now considers to be ineligible under the contract.

     Since substantially all of the Title I loan production of Home was sold to Fannie Mae on a whole loan basis or swapped with Fannie Mae for mortgage-backed securities, and the whole loans and mortgage-backed securities were financed by Fannie Mae, the actions taken by Fannie Mae have had a materially adverse effect upon the Company.

     The actions by Fannie Mae have resulted in the following effects upon the
Company:

          .    Caused the substantial suspension of business;
          .    Caused the write-off of a material portion of Interest-only strip receivables in the amount of $13,857,307; and
          .    Caused an event of default under the various financing agreements with the Company's lending institution.

     In summary, the going concern value of Home and the Company has been materially impaired, and it is unlikely that the Company will be able to continue operations. Home is, therefore, seeking reorganization under Chapter 11 of the Bankruptcy Code.

     Moreover, Fannie Mae has taken possession of substantially all of the loan files and loan servicing for the Title I loan portfolio of Home, and, has not timely furnished collection, debt reduction and other information necessary for preparation of the Company's financial statements. The absence of such information, together with the effect of drastically reduced staff of Home, have rendered the Company unable to estimate, much less determine, the financial condition and results of operations as of the end of and for the quarterly period ended June 30, 1998.

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